UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Share Consolidation

On December 16, 2025, as approved and authorized by the shareholders of Fitell Corporation (the “Company”) at the Extraordinary General Meeting of Members held on December 12, 2025, the Board of Directors of the Company approved a share consolidation of the Company’s (i) outstanding Class A ordinary shares at a ratio of 1-for-8, with a post-share consolidation par value of $0.0128 each and (ii) outstanding Class B ordinary share at a ratio of 1-for-2, with a post-share consolidation part value of $0.0032 each, effective on January 8, 2026 (the “Share Consolidation”).

Upon the market opening on January 8, 2026, the Company’s Class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “FTEL” with the new CUSIP number G35150146.

As of January 5, 2026, there were 9,666,791 of the Company’s Class A ordinary shares outstanding and 402,500 Class B ordinary shares outstanding. Effecting the Share Consolidation will reduce the outstanding Class A ordinary shares to 1,208,349 and the outstanding Class B ordinary shares to 201,250. As a result of the Share Consolidation, the Company’s authorized share capital will be $2,000,000 divided into (a) 154,237,500 Class A ordinary shares of a par value of US$0.0128 each; and (b) 8,050,000 Class B ordinary shares of a par value of US$0.0032 each.

A copy of the press release dated January 5, 2026, announcing the Share Consolidation, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-284232) and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated January 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)